UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

___________________________

United Continental Holdings, Inc. United Air Lines, Inc. (Names of applicants)
77 W. Wacker Drive Chicago, Illinois 60601
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
6% Notes due 2026	$326,192,000
6% Notes due 2028	$326,191,000
8% Notes due 2024	$400,000,000
Guarantees of such Notes	-

Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service: Brett J. Hart Executive Vice President, General Counsel and Secretary United Continental Holdings, Inc. 77 W. Wacker Drive Chicago, Illinois 60601 (312) 997-8000	With a copy to: John K. Hoyns Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004 (212) 837-6000

The obligors hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligors.

1.	General Information.

(a)	Form of organization. Each of United Continental Holdings, Inc. (“UAL”) and its wholly-owned subsidiary United Air Lines, Inc. (“United”) is a corporation.

(b)	State or other sovereign power under the laws of which organized. Each of UAL and United is incorporated under the laws of the State of Delaware.

2.	Securities Act Exemption Applicable.

Pursuant to an Indenture, dated as of February 1, 2006 (the “Original Indenture”), among UAL (formerly known as UAL Corporation), United, as guarantor, and The Bank of New York Mellon Trust Company, National Association, formerly known as The Bank of New York Trust Company, N.A., as Trustee (the “Trustee”), UAL issued $500,000,000 aggregate principal amount of its 6% Senior Notes due 2031 (the “Original 6% Notes”), plus $152,383,000 aggregate principal amount of Original 6% Notes in lieu of cash interest, and agreed to issue up to $500,000,000 aggregate principal amount of its 8% Contingent Senior Notes (the “Original 8% Notes” and, together with the Original 6% Notes, the “Original Notes”), to the Pension Benefit Guaranty Corporation (the “PBGC”). The Original Notes are fully and unconditionally guaranteed by United (such guarantees, the “Original Guarantees”).

UAL has offered to amend and restate the Original Notes and the Original Indenture (as amended and restated, the “Amended Indenture”) to provide for, among other things, (i) the amendment and restatement of $326,192,000 principal amount of the Original 6% Notes to be $326,192,000 principal amount of new 6% Notes due 2026 of UAL, guaranteed by United, having the terms provided in the Amended Indenture, (ii) the amendment and restatement of $326,191,000 principal amount of the Original 6% Notes to be $326,191,000 principal amount of new 6% Notes due 2028 of UAL, guaranteed by United, having the terms provided in the Amended Indenture and (iii) the amendment and restatement of the Original 8% Notes to be $400,000,000 principal amount of new 8% Notes due 2024 of UAL, guaranteed by United, having the terms provided in the Amended Indenture (the foregoing new notes referred to in this sentence, the “New Notes”, and the foregoing guarantees referred to in this sentence, the “New Guarantees”).  The Amended Indenture is to be qualified under the Trust Indenture Act of 1939, as amended, by this Application for Qualification on Form T-3 (this “Application”).

UAL and United propose to amend and restate the Original Notes and the Original Indenture (the “Amendment and Restatement”) in reliance on the exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof based on the following facts:

•	The issuer of the Original Notes and of the New Notes is the same.

•	The issuer of the Original Guarantees and of the New Guarantees is the same.

•	The New Notes and the New Guarantees will be received by the PBGC, the sole existing beneficial owner of the Original Notes and the Original Guarantees.

•
No sales of securities of the same class as the New Notes or New Guarantees have been or are to be made by UAL or United or by or through an underwriter at or about the same time as the Amendment and Restatement for which the exemption is claimed.

•
No consideration has been, or is to be given, directly or indirectly, to any person in connection with the Amendment and Restatement, except for the payments of (i) fees and expenses of legal advisors for their legal services, (ii) fees charged by the Trustee under the Original Indenture or the Amended Indenture for its services as trustee, and (iii) accrued but unpaid interest due under the Original Notes.

•	No beneficial owner of the Original Notes or the Original Guarantees has made or will be requested to make any cash payment to UAL or United in connection with the Amendment and Restatement.

•
No dealer-manager, solicitation agent or financial adviser has been engaged by UAL or United in connection with the Amendment and Restatement. Neither UAL nor United has paid or given, and neither of them will pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person in connection with the Amendment and Restatement.

AFFILIATIONS

3.	Affiliates.

A chart of the direct or indirect subsidiaries of UAL is contained in Exhibit 99.1 and incorporated by reference herein.

The directors and executive officers of UAL and United may be deemed to be “affiliates” of UAL and United, respectively, by virtue of their positions with UAL and United, respectively. See Item 4, “Directors and Executive Officers” for a list of the directors and executive officers of each of UAL and United, which is incorporated herein by reference.

Certain persons may be deemed to be “affiliates” of UAL and United by virtue of their holdings of the voting securities of UAL. See Item 5, “Principal Owners of Voting Securities” for a list of UAL’s stockholders who may be deemed to be “affiliates” of UAL and United.

As of the date of this Application, UAL is the sole stockholder of United.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a)	UAL:

The following table lists the names of all directors and executive officers of UAL and all persons chosen to be directors and executive officers of UAL as of the date of this Application for Qualification (this “Application”). The mailing address for each of the individuals listed in the following table is c/o United Continental Holdings, Inc., 77 W. Wacker Drive, Chicago, Illinois 60601.

Name	Office
Jeffery A. Smisek	President and Chief Executive Officer and Director; will also become Chairman of the Board, effective December 31, 2012.
Michael P. Bonds	Executive Vice President Human Resources and Labor Relations
James Compton	Vice Chairman and Chief Revenue Officer
Jeffrey T. Foland	Executive Vice President Marketing, Technology and Strategy
Irene E. Foxhall	Executive Vice President Communications and Government Affairs
Brett J. Hart	Executive Vice President, General Counsel and Secretary

Peter D. McDonald	Executive Vice President and Chief Operations Officer
John D. Rainey	Executive Vice President and Chief Financial Officer
Gerald Laderman	Senior Vice President Finance & Treasurer
Christopher T. Kenny	Vice President & Controller
Glenn F. Tilton	Chairman of the Board and Director; will cease to be Chairman of the Board, effective December 31, 2012
Stephen R. Canale	Director
Carolyn Corvi	Director
Jane C. Garvey	Director
James J. Heppner	Director
Walter Isaacson	Director
Henry L. Meyer III	Director
Oscar Munoz	Director
Laurence E. Simmons	Director
David J. Vitale	Director
John H. Walker	Director
Charles A. Yamarone	Director

(b)	United:

The following table lists the names of all directors and executive officers of United as of the date of this Application. The mailing address for each of the individuals listed in the following table is c/o United Air Lines, Inc., 77 W. Wacker Drive, Chicago, Illinois 60601.

Name	Office
Jeffery A. Smisek	President, Chief Executive Officer, Chairman of the Board of Directors and Director
Michael P. Bonds	Executive Vice President Human Resources and Labor Relations
James E. Compton	Vice Chairman and Chief Revenue Officer and Director
Jeffrey T. Foland	Executive Vice President Marketing, Technology and Strategy
Irene E. Foxhall	Executive Vice President Communications and Government Affairs
Brett J. Hart	Executive Vice President, General Counsel and Secretary
Peter D. McDonald	Executive Vice President Chief Operations Officer and Director
John D. Rainey	Executive Vice President and Chief Financial Officer and Director
Frederick C. Abbott	Senior Vice President Flight Operations
Mark R. Anderson	Senior Vice President Corporate and Government Affairs
Robert S. Edwards	Senior Vice President and Chief Information Officer
John R. Gebo	Senior Vice President Financial Planning & Analysis
Martin Hand	Senior Vice President Customer Experience
Gregory L. Hart	Senior Vice President Technical Operations
David L. Hilfman	Senior Vice President Sales
Hershel I. Kamen	Senior Vice President Alliances, Regulatory and Policy
Leon Kinloch	Senior Vice President Pricing & Revenue Management
Gerald Laderman	Senior Vice President Finance & Treasurer
Douglas D. Leo	Senior Vice President Strategy & Business Development
Alexandria P. Marren	Senior Vice President Network Operations & United Express
P. Douglas McKeen	Senior Vice President Labor Relations
Thomas F. O’Toole	Senior Vice President Marketing and Loyalty and President, Mileage Plus Holdings, LLC

Name	Office
Sam F. Risoli	Senior Vice President Inflight Services
Jonathan M. Roitman	Senior Vice President Airport Operations and Cargo
Robert A. Anderson	Vice President United Cargo
Howard Attarian	Vice President Flight Operations
David Bartels	Vice President Pricing & Revenue Management
Ronald U. Baur	Vice President Fleet
Thomas N. Bolling	Vice President and Deputy General Counsel
Stephanie Buchanan	Vice President Houston Hub
Kenneth M. Burtt	Vice President Technical Services
Lynda Coffman	Vice President Food Services
Larry (Ted) Davidson	Vice President and Deputy General Counsel
Charles Duncan	Vice President O’Hare Hub
Torbjorn J. Enqvist	Vice President Newark Hub
Joseph J. Ferreira	Vice President Line Maintenance
Kate Gebo	Vice President Corporate Real Estate
Stephen D. Goepfert	Vice President Internal Audit
Michael Kennaugh	Vice President Airline and Shared Services IT Portfolio
Christopher T. Kenny	Vice President & Controller
Ferdy Khater	Vice President Applications Development
Tracy Lee	Vice President Operations Planning
Fernando Lopez	Vice President Airports & Baggage Services
Katrina Manning	Vice President Technical Procurement
Thomas K. Merritt	Vice President IT Service Management & Engineering
Dave Messing	Vice President Corporate Communications
Mark Mounsey	Vice President Base Maintenance
James P. Mueller	Vice President Atlantic and Pacific Sales
Munum A. Naeem	Vice President Technical Operations Planning
Elhan Orhon	Vice President Financial Planning & Analysis
Sandra Pineau-Boddison	Vice President Customer Contact Centers
Michael J. Quiello	Vice President Corporate Safety
R. Douglas Rose	Vice President Human Resources
Praveen Sharma	Vice President Loyalty
John C. Slater	Vice President Sales - Americas
John W. Stelly	Vice President IT Business Management
Donna Towle	Vice President Employee Relations
Nancy H. Van Duyne	Vice President Congressional Affairs
Jeffery Wall	Vice President Labor Relations
Scott Wilson	Vice President Merchandising and eCommerce
Brian Znotins	Vice President Network

5.	Principal Owners of Voting Securities.

The following table lists the number of shares of our voting securities owned by any person or group known to UAL as of December 14, 2012, to be the beneficial owner of more than 10% of any class of UAL’s voting securities:

Name and Address of Beneficial Owner	Title of Class Owned	Amount Owned	Percent of Class(1)
Capital World Investors(2) 333 South Hope Street Los Angeles, CA 90071	Common Stock	36,051,651	10.8%
T. Rowe Price Associates, Inc.(3) 100 E. Pratt Street Baltimore, MD 21202	Common Stock	34,421,269	10.4%
United Airlines Pilots Master Executive Council, Air Line Pilots Association, International(4) 6400 Shafer Court, Suite 700 Rosemont, IL 60018	Class Pilot MEC Junior Preferred Stock	1	100%
International Association of Machinists and Aerospace Workers(4) District #141 900 Machinists Place Upper Marlboro, MD 20722	Class IAM Junior Preferred Stock	1	100%

_______________________

(1)	Percentage of class of voting securities as of December 14, 2012.

(2)
Based on Schedule 13G/A (Amendment No. 3) filed on February 10, 2012 in which Capital World Investors reported sole voting power for 31,262,413 shares and sole dispositive power for 36,051,651 shares. According to Amendment No. 3, Capital World Investors is a registered investment adviser and a division of Capital Research and Management Company. Capital World Investors reported that it is deemed to be the beneficial owner of the shares reported in the table above as a result of Capital Research and Management Company acting as investment adviser to various investment companies.

(3)
Based on Schedule 13G filed on August 10, 2012 in which T. Rowe Price Associates, Inc. reported sole voting power for 9,724,559 shares and shared voting power and sole dispositive power for 34,421,269 shares.

(4)
Shares of Class Pilot MEC and Class IAM stock elect one ALPA and IAM director, respectively, and have one vote on all matters submitted to the holders of Common Stock other than the election of directors.

As of the date of this Application, UAL is the sole stockholder of United. United has 205 shares of common stock outstanding.

UNDERWRITERS

6.	Underwriters.

(a)
Attached hereto as Exhibit 99.2 is a chart containing the name and complete mailing address of each person who, within three years prior to the date of this Application, acted as an underwriter of any securities of UAL which are outstanding on the date of this Application and the title of each class of securities underwritten. United has not conducted an underwritten offering within three years prior to the date of this Application.

(b)	No person is acting, or is proposed to act, as principal underwriter of the New Notes proposed to be offered pursuant to the Amended Indenture.

CAPITAL SECURITIES

7.	Capitalization.

(a)	The following tables set forth information with respect to each authorized class of securities of the applicants as of December 14, 2012.
UAL1
Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share (“Common Stock”)	1,000,000,000	332,531,784
Preferred Stock, without par value (“Series Preferred Stock”)	250,000,000	0
Class Pilot MEC Junior Preferred Stock	1	1
Class IAM Junior Preferred Stock	1	1
6% Senior Convertible Notes due 2029	$345,000,000	$345,000,000
6% Senior Notes due 2031	$652,383,000	$652,383,000
8% Contingent Senior Unsecured Notes	$500,000,000	$125,000,000

United
Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $5.00 per share	1,000	205
Pass Through Certificates, Series 2009-1	$659,107,000	$419,036,218
Pass Through Certificates, Series 2009-2A	$697,731,000	$556,323,642
Pass Through Certificates, Series 2009-2B	$112,606,000	$78,977,132
4.5% Senior Limited Subordination Convertible Notes due 2021	$726,000,000	$155,640,000
9.875% Senior Secured Notes due 2013	$500,000,000	$400,000,000
12.0% Senior Second Lien Notes due 2013	$200,000,000	$200,000,000

(b)	Voting rights:

UAL Common Stock

Each outstanding share of Common Stock of UAL will entitle the holder thereof to one vote on each matter submitted to a vote at a meeting of stockholders. At meetings of stockholders, holders of UAL’s Common Stock vote together as a single class with holders of UAL’s Class Pilot MEC Junior Preferred Stock and Class IAM Junior Preferred Stock on all matters except the election of directors to UAL’s board of directors (the “Board”). The affirmative vote of holders of shares of UAL’s capital stock representing a plurality of the votes cast on the matter will be required to elect the directors of the Board to be elected by the applicable class of capital stock. The affirmative vote of holders of shares of UAL’s capital stock representing a majority of the votes present in person or by proxy at the meeting and entitled to be cast on the matter will be required to approve any other matters.

_______________________

 1.   The payment obligations of United under equipment notes relating to the Pass Through Certificates identified in the table below are fully and unconditionally guaranteed by UAL. To the extent that such Pass Through Certificates are securities of UAL as a result of such guarantees, the information relating to such Pass Through Certificates is incorporated by reference herein.

Series Preferred Stock

If the Board approves the issuance of a series of Series Preferred Stock, the Board will determine the voting rights, if any, to which the holders of shares of the Series Preferred Stock shall be entitled in addition to the voting rights provided by law.

Class Pilot MEC Junior Preferred Stock

The holder of the share of Class Pilot MEC Junior Preferred Stock has the following voting rights:

(a)           So long as any persons represented by the Air Line Pilots Association, International (“ALPA”) employed by UAL or any of its affiliates or until the collective bargaining agreement between UAL or any of its affiliates and ALPA has been amended so that such agreement no longer provides that ALPA has the right to appoint a director to the Board, the holder of the share of Class Pilot MEC Junior Preferred Stock shall have the right (i) voting as a separate class, to elect one director to the Board at each annual meeting of stockholders for a term of office to expire at the succeeding annual meeting of stockholders, and (ii) voting together as a single class with the holders of Common Stock of UAL and the holders of such other classes or series of stock that vote together with the Common Stock of UAL as a single class, to vote on all matters submitted to a vote of the holders of Common Stock of UAL (other than the election of directors), except as otherwise required by law.

(b)           The affirmative vote of the holder of the share of Class Pilot MEC Junior Preferred Stock, voting as a separate class, is necessary to authorize, effect or validate any amendment, alteration or repeal (including any amendment, alteration or repeal by operation of merger or consolidation) of any of the provisions of UAL’s restated certificate of incorporation that would adversely affect the powers, preferences or special rights of the Class Pilot MEC Junior Preferred Stock.

Class IAM Junior Preferred Stock

The holder of the share of Class IAM Junior Preferred Stock has the following voting rights:

(a)           So long as any persons represented by the International Association of Machinists and Aerospace Workers (the “IAM”) employed by UAL or any of its affiliates or until a certain letter agreement between UAL and the IAM no longer provides that the IAM has the right to appoint a director to the Board, the holder of the share of Class IAM Junior Preferred Stock shall have the right (i) voting as a separate class, to elect one director to the Board at each annual meeting of stockholders for a term of office to expire at the succeeding annual meeting of stockholders, and (ii) voting together as a single class with the holders of Common Stock of UAL and the holders of such other classes or series of stock that vote together with the Common Stock of UAL as a single class, to vote on all matters submitted to a vote of the holders of Common Stock of UAL (other than the election of directors), except as otherwise required by law.

(b)           The affirmative vote of the holder of the share of Class IAM Junior Preferred Stock, voting as a separate class, is necessary to authorize, effect or validate any amendment, alteration or repeal (including any amendment, alteration or repeal by operation of merger or consolidation) of any of the provisions of UAL’s restated certificate of incorporation that would adversely affect the powers, preferences or special rights of the Class IAM Junior Preferred Stock.

United Common Stock

Each outstanding share of Common Stock of United will entitle the holder thereof to one vote on each matter submitted to a vote at a meeting of stockholders. The affirmative vote of holders of shares of United’s capital stock representing a plurality of the votes cast on the matter will be required to elect the directors of the board of directors. The affirmative vote of holders of shares of United’s capital stock representing a majority of the votes present in person or by proxy at the meeting and entitled to be cast on the matter will be required to approve any other matters.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

UAL will issue the New Notes pursuant to the Amended Indenture. The following summary does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Amended Indenture filed as Exhibit T3C hereto and incorporated herein by reference.  Capitalized terms used in this Item 8 and not defined in this Application have the meanings assigned to them in the Amended Indenture.

(a)	Events of Default.

In the case of each Series of New Notes, each of the following will be an “Event of Default” with respect to such Series:

(1)
default in any payment of the principal amount of, or premium, if any, on any New Notes of that Series when such amount becomes due and payable at stated maturity, upon acceleration, redemption or otherwise;

(2)	failure to pay interest on any New Notes of that Series when such interest becomes due and payable, and such failure continues for a period of 30 days;

(3)
failure to comply with any of the covenants or agreements applicable to New Notes of that Series (other than those referred to in (1) or (2) above or (4) below) and such failure continues for 60 days after notice;

(4)
failure by UAL (i) to mail notice of a Change of Control to each Holder within the time period provided in the Amended Indenture, or (ii) to comply with the provisions of the Amended Indenture relating to mergers or consolidations of UAL or the sale by UAL of all or substantially all of its assets;

(5)	certain bankruptcy or insolvency events with respect to UAL or United; and

(6)
the Guarantee with respect to such Series ceases to be in full force and effect or is declared null and void or United denies that it has any further liability under such Guarantee (other than in any such case by reason of the termination, discharge, defeasance or release of such Guarantee in accordance with the Amended Indenture), and such condition shall have continued for a period of 30 days after notice.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

(b)	Authentication and Delivery of New Notes; Application of Proceeds.

The New Notes may be executed on behalf of UAL by any of Chairman of the Board of Directors, the chief executive officer, the chief financial officer, the president, any vice president, the treasurer, the controller or the secretary of UAL. The New Notes shall not be valid until authenticated by the manual signature of the

Trustee or an authenticating agent.  The Trustee shall, at any time, and from time to time, authenticate New Notes of a Series for original issue up to the principal amount specified for such Series in the Amended Indenture.

Each notation of the New Guarantee with respect to a Series of New Notes may be executed on behalf of United by the Chairman of the Board, the chief executive officer, the chief financial officer, the president, any vice president, the treasurer, the controller or the secretary of United.

The New Notes will be issued to the PBGC pursuant to the Amendment and Restatement.  As a result, UAL will not realize any proceeds from such issuance.

(c)	Release or Release and Substitution of Property Subject to a Lien.

The New Notes are unsecured obligations of UAL.  Accordingly the Amended Indenture does not provide for release or release and substitution of property.

(d)	Satisfaction and Discharge.

Except as set forth below, upon request of UAL, the Amended Indenture shall cease to be of further effect with respect to any Series of New Notes specified in such request (except as to any surviving rights of registration of transfer or exchange of New Notes of such Series expressly provided for herein or pursuant hereto) and Trustee, at the expense of UAL, shall execute proper instruments acknowledging satisfaction and discharge of the Amended Indenture as to such Series when

(1)	either

(A)
all New Notes of such Series theretofore authenticated and delivered (other than New Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Amended Indenture and New Notes for whose payment money has theretofore been deposited in trust by UAL with the Trustee or any Paying Agent or segregated and held in trust by UAL and thereafter repaid to UAL or discharged from such trust as provided in the Amended Indenture) have been delivered to the Trustee for cancellation; or

(B)
all New Notes  of such Series (i) have become due and payable, or (ii) will become due and payable at their stated maturity within one year, or (iii) if redeemable at the option of UAL, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of UAL, and UAL, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose, solely for the benefit of the Holders, immediately available funds in U.S. dollars in an amount sufficient to pay and discharge the entire indebtedness on such New Notes not theretofore delivered to the Trustee for cancellation, for principal, premium, if any, and interest, if any, to the date of such deposit (in the case of New Notes which have become due and payable) or to the stated maturity or redemption date, as the case may be (subject to certain limitations set forth in the Amended Indenture);

(2)	UAL has paid or caused to be paid all other sums payable hereunder by UAL; and

(3)
UAL has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Amended Indenture as to such Series have been complied with.

(e)	Evidence of Compliance with Conditions and Covenants.

The Amended Indenture provides that UAL is required to deliver to the Trustee, within 120 days after the end of each fiscal year of UAL, an Officers’ Certificate stating whether or not the signers know of any Default with respect to a Series of New Notes that occurred during such period.  If the signers know of any Default, the certificate shall describe the Default, its status and what action UAL is taking or proposes to take with respect thereto.

9.	Other Obligors.

Not applicable.

Content of Application for Qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 14 consecutively.

(b)
The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon Trust Company, National Association, as Trustee under the Amended Indenture to be qualified (filed herewith as Exhibit 25.1).

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

List of Exhibits

Exhibit T3A.1	—
Restated Certificate of Incorporation of United Continental Holdings, Inc. (filed as Exhibit 3.1 to UAL’s Form 8-K filed October 1, 2010, Commission file number 1-6033, and incorporated herein by reference)

Exhibit T3A.2	—	Restated Certificate of Incorporation of United Air Lines, Inc. (filed as Exhibit 3.1 to United’s Form 8-K filed February 1, 2006, Commission file number 1-11355, and incorporated herein by reference)

Exhibit T3B.1	—	Amended and Restated Bylaws of United Continental Holdings, Inc. (filed as Exhibit 3.2 to UAL’s Form 8-K filed December 14, 2012, Commission file number 1-6033, and incorporated herein by reference)

Exhibit T3B.2	—	Amended and Restated Bylaws of United Air Lines, Inc. (filed as Exhibit 3.2 to United’s Form 8-K filed February 1, 2006, Commission file number 1-11355, and incorporated herein by reference)

Exhibit T3C*	—	Form of Amended and Restated Indenture among United Continental Holdings, Inc., United Air Lines, Inc., as a guarantor, and The Bank of New York Mellon Trust Company, National Association, as Trustee.

Exhibit T3D	—	Not applicable.

Exhibit T3E	—	Not applicable.

Exhibit T3F	—
A cross reference sheet showing the location in the Amended Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit T3C herewith).

Exhibit 99.1*	—	Organizational chart of the subsidiaries of United Continental Holdings, Inc.

Exhibit 99.2*	—	Schedule of underwriters for securities of United Continental Holdings, Inc. within the previous three years.

________________
*      Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, United Continental Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Chicago, and State of Illinois, on the 27th day of December, 2012.

(Seal)

UNITED CONTINENTAL HOLDINGS, INC.

By:	/s/ John D. Rainey
	Name:	John D. Rainey
	Title:	Executive Vice President and Chief Financial Officer

Attest:

By:	/s/ Gerald Laderman
	Name:	Gerald Laderman
	Title:	Senior Vice President Finance and Treasurer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, United Air Lines, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Chicago, and State of Illinois, on the 27th day of December, 2012.

(Seal)

UNITED AIR LINES, INC.

By:	/s/ John D. Rainey
	Name:	John D. Rainey
	Title:	Executive Vice President and Chief Financial Officer

Attest:

By:	/s/ Gerald Laderman
	Name:	Gerald Laderman
	Title:	Senior Vice President Finance and Treasurer

Index of Exhibits

Exhibit T3A.1	—
Restated Certificate of Incorporation of United Continental Holdings, Inc. (filed as Exhibit 3.1 to UAL’s Form 8-K filed October 1, 2010, Commission file number 1-6033, and incorporated herein by reference)

Exhibit T3A.2	—	Restated Certificate of Incorporation of United Air Lines, Inc. (filed as Exhibit 3.1 to United’s Form 8-K filed February 1, 2006, Commission file number 1-11355, and incorporated herein by reference)

Exhibit T3B.1	—	Amended and Restated Bylaws of United Continental Holdings, Inc. (filed as Exhibit 3.2 to UAL’s Form 8-K filed December 14, 2012, Commission file number 1-6033, and incorporated herein by reference)

Exhibit T3B.2	—	Amended and Restated Bylaws of United Air Lines, Inc. (filed as Exhibit 3.2 to United’s Form 8-K filed February 1, 2006, Commission file number 1-11355, and incorporated herein by reference)

Exhibit T3C*	—	Form of Amended and Restated Indenture among United Continental Holdings, Inc., United Air Lines, Inc., as a guarantor, and The Bank of New York Mellon Trust Company, National Association, as Trustee.

Exhibit T3D	—	Not applicable.

Exhibit T3E	—	Not applicable.

Exhibit T3F	—
A cross reference sheet showing the location in the Amended Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit T3C herewith).

Exhibit 25.1*	—	The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon Trust Company, National Association, as Trustee under the Amended Indenture to be qualified.

Exhibit 99.1*	—	Organizational chart of the subsidiaries of United Continental Holdings, Inc.

Exhibit 99.2*	—	Schedule of underwriters for securities of United Continental Holdings, Inc. within the previous three years.

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*      Filed herewith